SP 3/16/04

04001671

UNITED STATES
AND EXCHANGE COMMISSION
'ashington, D.C. 20549

UP 3-4-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Variable Investment Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4305 South Louise Avenue, Suite 101A
(No. and Street)

Sioux Falls, South Dakota 57106
(City) (State) (Zip Code)

FEB 27 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory S. Wilson (605) 361-8230
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones, Kramer & Haber
(Name – *if individual, state last, first, middle name*)

405 North Kiwanis Avenue, Sioux Falls, South Dakota 57104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VARIABLE INVESTMENT ADVISORS, INC.

SIOUX FALLS, SOUTH DAKOTA

FINANCIAL STATEMENTS

DECEMBER 31, 2003

TABLE OF CONTENTS

JONES, KRAMER & HABER
CERTIFIED PUBLIC ACCOUNTANTS

DONALD A. KRAMER, CPA
THOMAS G. HABER, CPA

MICHEAL D. JONES, CPA
(1943 - 1988)

405 NORTH KIWANIS AVENUE
SIOUX FALLS, SD 57104-2519
(605) 332-0054
FAX (605) 339-4991
jkhaber@qwest.net

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors
Variable Investment Advisors, Inc.
Sioux Falls, South Dakota

We have audited the accompanying statement of financial condition of Variable Investment Advisors, Inc. (a South Dakota corporation) as of December 31, 2003, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Variable Investment Advisors, Inc. at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones, Kramer + Haber

JONES, KRAMER & HABER
February 13, 2004

JONES, KRAMER & HABER
CERTIFIED PUBLIC ACCOUNTANTS

DONALD A. KRAMER, CPA
THOMAS G. HABER, CPA

MICHEAL D. JONES, CPA
(1943 - 1988)

405 NORTH KIWANIS AVENUE
SIOUX FALLS, SD 57104-2519
(605) 332-0054
FAX (605) 339-4991
jkhaber@qwest.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

To the Stockholders and Directors
Variable Investment Advisors, Inc.
Sioux Falls, South Dakota

In planning and performing our audit of the financial statements and supplemental schedules of Variable Investment Advisors, Inc. (the Company), for the year ended December 31, 2003 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control structure and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Variable Investment Advisors, Inc., for the year ended December 31, 2003 and this report does not affect our report thereon dated February 13, 2004.

Segregation of Duties

The Company does not have adequate internal accounting control due to inadequate segregation of duties inherent with the small size of the Company. A good system of internal accounting control contemplates an adequate segregation of duties so that no one individual handles a transaction from its inception to its completion. While we recognize that the Company's operations are not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, it is important that you be aware of this condition. We have discussed it with the president, who has indicated that due to the limited number of personnel, an adequate segregation of duties is not achievable and the costs of correcting the weakness would exceed the benefits that would be derived.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Jones, Kramer & Haber

JONES, KRAMER & HABER
February 13, 2004

VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003

ASSETS

Cash	$ 95,601
Commission receivable	68,045
Other receivables	907
Prepaid expenses	7,898
Office furniture and equipment at cost, less accumulated depreciation of $26,848	803
License at cost, less accumulated amortization of $200	400
TOTAL ASSETS	$ 173,654

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 5,623
Contingent liability	2,401
Commission payable	60,398
Accrued interest	2,444
Long-term notes payable	50,000
TOTAL LIABILITIES	120,866
Common stock; $.01 par value, 400,000 shares authorized; 250,600 issued and outstanding	2,506
Additional paid in capital	110,094
Retained earnings (deficit)	(59,812)
TOTAL STOCKHOLDERS' EQUITY	52,788
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 173,654

The accompanying notes are an integral part of this financial statement.

VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	
Commissions	$ 459,473
Other	9,628
	469,101
EXPENSES	
Commissions	365,237
Rent	6,674
Telephone	7,728
Meeting & seminars	1,717
Office supplies & postage	8,565
Professional fees	12,270
General insurance	528
Health insurance	9,170
Life insurance	545
Depreciation	19,560
Amortization	40
Repair & maintenance	860
Website maintenance	37,886
Advertising	2,897
Licenses	7,761
Dues & subscriptions	1,659
Vehicle expense	4,091
Interest	2,444
Miscellaneous	193
	489,825
NET (LOSS)	$ (20,724)

The accompanying notes are an integral part of this financial statement.

VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at December 31, 2002	$ 2,300	$ 29,700	$ (39,088)	$ (7,088)
Issued 20,600 shares of common stock	206	80,394	-	80,600
Net loss for the year	-	-	(20,724)	(20,724)
Balance at December 31, 2003	$ 2,506	$ 110,094	$ (59,812)	$ 52,788

The accompanying notes are an integral part of this financial statement.

VARIABLE INVESTMENT ADVISOR'S, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (20,724)
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation and amortization	19,600
(Increase) Decrease in	
Commission receivable	(61,515)
Other receivables	(907)
Prepaid expenses	(482)
Increase (Decrease) in:	
Accounts payable	(544)
Contingent liabilities	499
Commission payable	50,933
Deferred revenue	(18,262)
Accrued interest	2,444
Net cash used by operating activities	(28,958)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of property & equipment	(414)
Net cash used in investing activities	(414)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from long-term debt	75,000
Payments towards long-term debt	(25,000)
Proceeds from additional investment into the Company	60,000
Net cash provided by financing activities	110,000
NET INCREASE IN CASH	80,628
CASH AT BEGINNING OF YEAR	14,973
CASH AT END OF YEAR	$ 95,601
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES	
Conversion of commission payable to common stock	$ 20,600

The accompanying notes are an integral part of this financial statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Variable Investment Advisors, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Company, located in Sioux Falls, South Dakota, sells mutual funds and variable insurance products. The Company accomplishes this goal through a small group of brokers located throughout the midwest. The Company's customers are located throughout the United States. In 2002 the Company developed an alternative trading system. This system is a web-based system that offers a computer-based service to companies and individuals for the purpose of buying and selling agricultural stocks and/or capital units.

Commission Receivable

The Company considers commission receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and includes expenditures which substantially increase the useful lives of existing property and equipment. Maintenance and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts and any gain or loss on the disposition is credited or charged to income.

Depreciation is computed using the straight-line method based on the estimated useful lives of the individual assets ranging from two to ten years.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income.

VARIABLE INVESTMENT ADVISOR'S, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Cash and Cash Equivalents

The Company's carrying amount of cash was $95,601 for 2003. Of this balance, $25,094 was held in a certificate of deposit. This certificate of deposit is also used as collateral on a note payable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

License Costs

License costs are being amortized over a fifteen year period using the straight-line method.

NOTE 2. RELATED PARTY TRANSACTIONS

Operating Leases

The Company leases it's office space from a related party on a month-to-month basis from the Company's president. The monthly rent is $557 and a total of $6,674 was paid during the year ended December 31, 2003.

Future minimum lease payments as of December 31, 2003 are $557.

The Company also leases their vehicle from the Company's president at a monthly lease of $339. Total vehicle expense under this operating lease was $4,091.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $43,687. The Company's net capital ratio was 2.77 to 1.

NOTE 3. NET CAPITAL REQUIREMENTS (continued)

Subsequent Event

On February 5, 2004 the Company declared a dividend of .069029 per share for a total of $17,299.

NOTE 4. EXEMPTION

This Company is exempt from filing supporting schedules on the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements. This exemption is claimed under the provisions of SEC Rule 15c-3-3, Section (K)(1) limited business (mutual funds and/or variable annuities only).

NOTE 5. CONTINGENT LIABILITY

During the 2002 year the Company entered into an agreement to purchase an existing website to be utilized in the Company's business. The agreement was signed by the seller and has yet to be signed by the Company. The agreement requires the Company to pay a $1 fee for each new member for a period of two years. As of December 31, 2003 the Company had incurred a measurable liability of $2,401, however any future liabilities are immeasurable at this time.

NOTE 6. LONG-TERM NOTE PAYABLE

The following note payable was in effect at December 31, 2003:

Wilmont State Bank; Secured by certificate of deposit, accounts receivable, due in annual installments of $18,363 including interest at 7.25% per annum through June 1, 2008.	$ 50,000

The future principle payments on the note payable as of December 31, 2003 is summarized as follows:

Year ending December 31,	
2004	$ -
2005	2,244
2006	14,783
2007	15,892
2008	17,081
	$ 50,000

SUPPLEMENTAL INFORMATION

SHOWN ON FOLLOWING PAGES

VARIABLE INVESTMENT ADVISORS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Net Capital		$ 52,788
Deductions:		
Nonallowable assets:		
Prepaid expenses	$ 7,898	
Office furniture & equipment	803	
License costs, net	400	
		9,101
Net Capital		$ 43,687
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable		$ 5,623
Commission payable		60,398
Contingent liabilities		2,401
Accrued interest		2,444
Long-term note payable		50,000
Total aggregate indebtedness		$ 120,866
Computation of basic net capital requirement		
Minimum net capital required:		
Company		$ 5,000
Excess net capital at 1,500 percent		35,630
Excess net capital at 1,000 percent		31,600
Ratio: Aggregate indebtedness to net capital		2.77 to 1
Reconciliation with company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2003)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$ 40,701
Audit adjustments to record changes in the following accounts:		
Receivables	$ 68,952	
Payables	(66,022)	
Contingent liability	2,500	
Accrued interest	(2,444)	
		2,986
Net capital per above		$ 43,687

OATH OR AFFIRMATION

I, Gregory S. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Variable Investment Advisors, Inc., as of December, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD F. RAHN NOTARY SEAL PUBLIC SOUTH DAKOTA

Gregory S. Wilson
Signature

President
Title

Richard F. Rahn My Commission Expires: 8-14-2009
Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*